SCHEDULE 13D

NAME OF ISSUER:                     INAMED CORPORATION

CLASS OF SECURITY:                  COMMON STOCK

CUSIP NUMBER:                       453235103

NOTICE & COMMUNICATION-NAME:        LILY NIETO
                       ADDRESS:     1200 NO. FEDERAL HWY. SUITE 307
                                    BOCA RATON, FLORIDA 33432
                       TELEPHONE:   561-368-4077

DATE OF EVENT WHICH REQUIRED
  FILING:                           NOVEMBER 1997

NAME OF REPORTING PERSON:           LESLIE L. ALEXANDER

S.S. NUMBER:                        ###-##-####

SOURCE OF FUNDS:                    PERSONAL FUNDS

MEMBER OF GROUP:                    N/A

SOURCE OF FUNDS:                    PERSONAL FUNDS

LEGAL PROCEEDINGS:                  N/A

CITIZENSHIP:                        USA

SOLE VOTING POWER:                  454,500

SHARED VOTING POWER:                N/A

SOLE DISPOSITIVE POWER:             454,500

SHARED DISPOSITIVE POWER:           N/A

AGGREGATE AMOUNT BENEFICIALLY
  OWNED:                            454,500

PERCENT OF CLASS:                   5.3825%

TYPE OF REPORTING PERSON:           IN

CLASS OF STOCK:                     COMMON STOCK, PAR VALUE OF $.01 PER SHARE

ISSUER:                             INAMED CORPORATION
                                    3800 HOWARD HUGHES PARKWAY
                                    SUITE 900
                                    LAS VEGAS, NV. 89109

REPORTING PERSON - NAME:            LESLIE L. ALEXANDER

ADDRESS:                            1200 NORTH FEDERAL HWY., SUITE 307
                                    BOCA RATON, FLORIDA 33432

PRINCIPAL OCCUPATION:               PRIVATE INVESTOR

CRIMINAL CONVICATIONS:              NONE

PROCEEDINGS UNDER SECURITIES
  LAW:                              NONE

CITIZENSHIP:                        USA

SOURCE & AMOUNT OF FUNDS:           THE TOTAL FUNDS USED TO MAKE THE PURCHASES
                                    REPORTED HEREIN WERER OBTAINED FROM PERSONAL
                                    FUNDS OF MR. ALEXANDER

PURPOSE OF TRANSACTION:             MR. ALEXANER PURCHASED THE SECURITIES
                                    DESCRIBED HEREIN FOR INVESTMETNS AND NOT FOR
                                    THE PURPOSE OF CONTROLLING THE ISSUER.  HE
                                    HAS NO PLANS TO LIQUIDATE THE ISSUER, SELL
                                    ITS ASSETS, MERGE IT WITH ANY OTHER
                                    PERSONS OR MAKE ANY OTHER CHANGE IN ITS
                                    BUSINESS OR CORPORATE STRUCTURE.

INTEREST IN SECURITIES OF ISSUER:

(A) CURRENTLY, MR. ALEXANDER BENEFICALLY OWNS 454,500 SHARES OF COMMON STOCK WHICH CONSTITUE 5.3825% OF THE COMMON STOCK OF THE ISSUER AS DETERMINED IN ACCORDANCE WITH APPLICABLE RULES OF THE SECURITIES AND EXCHANGE COMMISSION.

(B) MR. ALEXANDER HAS THE SOLE POWER TO VOTE END DIRECT THE VOTE OF THE SHARES DESCRIBED HEREIN AND THE SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF THE SHARES DESCRIBED HEREIN.

(C) OF THE SHARES OF COMMON STOCK DESCRIBED ABOVE MR. ALEXANDER MADE ALL THE FOLLOWING PURCHASES IN THE OPEN MARKET DURING THE PAST SIXTY (60) DAYS.

09/02/97    9,000  SHARES OF COMMON STOCK $6.0000 PER SHARE
11/06/97   52,000  SHARES OF COMMON STOCK $3.3125 PER SHARE
11/12/97    2,000  SHARES OF COMMON STOCK $3.3125 PER SHARE


CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER: N/A




SIGNATURE:

AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.


DATED NOVEMBER 17, 1997.



lESLIE L. ALEXANDER